EXHIBIT 99.1

For immediate release

Nexen Announces Completion of Acquisition by CNOOC Limited

Calgary, Alberta, February 25, 2013 – Nexen Inc. (“Nexen” or the “Company”, TSX, NYSE: NXY) announced today that CNOOC Limited has completed its acquisition of the Company. Pursuant to the plan of arrangement (the “Arrangement”) holders of Nexen common shares will receive cash proceeds of US $27.50, without interest, and holders of Nexen preferred shares will receive cash proceeds of CAD $26.00, plus accrued and unpaid dividends up to, but excluding, the closing date of the Arrangement, without interest.

Kevin Reinhart will continue as CEO of Nexen and will maintain responsibility for all of Nexen’s operations. The Company’s Calgary headquarters will continue to be responsible for managing all of Nexen’s existing assets as well as CNOOC Limited’s North and Central American assets.

Nexen’s common and preferred shares are expected to be delisted from the Toronto Stock Exchange (the “TSX”) in a few trading days. Nexen’s common shares are expected to cease being traded on the NYSE prior to the market opening on February 26, 2013, and will subsequently be delisted.

Nexen Establishes New Board of Directors

Following the completion of the transaction, Nexen established a new Board of Directors comprised of representatives of CNOOC Limited and Nexen, as well as independent directors. Mr. Li Fanrong has been appointed Chair of the Board of Nexen. Mr. Li Fanrong is the CEO of CNOOC Limited, and has more than 28 years of experience in the oil and gas industry including in the North Sea. The other directors serving on the Nexen Board are Mr. Fang Zhi, Vice President CNOOC Limited, Mr. Kevin Reinhart, Mr. Barry Jackson, Mr. Thomas O’Neill and Mr. William Berry.

About Nexen
Nexen Inc. is a wholly-owned subsidiary of CNOOC Limited. Nexen is focused on three growth strategies: oil sands and shale gas in western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico.

For investor relations inquiries, please contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-5202

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Forward-Looking Statements

Certain statements in this Release constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “will”, “intends”, “expect”, “should” or other similar words. More particularly and without limitation, this Release contains forward-looking statements and information concerning the delisting of the common shares and the preferred shares from the TSX and the NYSE, as applicable.

In respect of the forward-looking statements and information concerning the delisting of the common shares and the preferred shares from the TSX and NYSE, as applicable, Nexen has provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time necessary, and the ability of Nexen to complete the delisting of the common shares and the preferred shares from the TSX and the NYSE, as applicable. The date of delisting may be delayed or changed for a number of reasons. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this Release concerning these times.

Nexen undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.